UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”), in the manner and for the purposes of article 157, paragraph 4, of Law 6,404/76, and pursuant to Comissão de Valores Mobiliários Resolution No. 44/2021, as amended, hereby informs its shareholders and the market in general that it plans to make investments (“CapEx”) in an estimated amount of up to R$ 9 billion (excluding possible investments in licenses and leasing) throughout 2023.

In 2023, CapEx will be mainly directed at reinforcing the quality of mobile network, increasing 5G coverage, expanding the number of homes connected to the optic fiber network and transforming systems with the objective of strengthening the Company’s leadership in the sector.

We clarify that the amount above is an estimation, subject to variations in the face of possible changes to the business and macroeconomic environment

The Company also informs that it will present the relevant information about the projection disclosed in its Formulário de Referência, Quarterly Information (ITR) and Annual Financial Statements (DFP) pursuant to CVM Resolution No. 80/2022.

São Paulo, February 15, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

E-mail: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 15, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director